Via Facsimile and U.S. Mail
Mail Stop 6010

May 13, 2008

Mr. Philip V. Bancroft
Chief Financial Officer
ACE Ltd.
17 Woodbourne Avenue
Hamilton HM 08
Bermuda

Re: ACE Ltd
    Form 10-K for Fiscal Year Ended December 31, 2007
    Filed on February 29, 2008
    File No. 001-11778

Dear Mr. Bancroft:

We have completed our review of your Forms 10-K and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief